# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Viant Technology Inc., CIK 0001828791
CUSIP: 92557A101
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 2722 Michelson Drive, Suite 100, Irvine, California (CA), 92612
Date of event which requires filing of this statement: 12/11/2024
Amends the filing with accession number 0001284309-24-000026
Filed by CIK 0001284309
Persons authorized to receive notices and communications: Larry Madden, 2722 Michelson Drive, Suite 100, Irvine, California (CA), 92612, (949) 861-8888

## Reporting persons
- Larry Madden (CIK 0001284309): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,083,162; shared voting power 0; sole dispositive power 1,083,162; shared dispositive power 0; aggregate amount beneficially owned 1,083,162 (6.46% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.001 per share
Name of issuer: Viant Technology Inc.
Address of issuer's principal executive offices: 2722 Michelson Drive, Suite 100, Irvine, California (CA), 92612
Comment: Explanatory Note: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on June 12, 2024 (as amended to date, the "Schedule 13D"), relating to the Class A common stock, par value $0.001 per share (the "Class A Common Stock"), of Viant Technology Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since the filing of Amendment No. 1 on December 6, 2024, the Reporting Person acquired an aggregate 54,568 shares of Class A Common Stock pursuant to vesting of RSUs, after the withholding of an aggregate 63,654 shares to cover applicable taxes, awarded to the Reporting Person by the Issuer in consideration for services rendered to the Issuer. As described further in Item 5(c), since the filing of Amendment No. 1, the Reporting Person also disposed an aggregate of 28,568 shares of Class A Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
10b5-1 Trading Plan - December 2024

On December 11, 2024, the Reporting Person entered into a new trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "December 2024 Trading Plan"). Pursuant to the December 2024 Trading Plan, the Broker agreed to make periodic sales of up to an aggregate of 268,460 shares of Class A Common Stock on behalf of the Reporting Person, including up to 128,347 shares to be issued upon the vesting of restricted stock units, which will be reduced by the number of shares withheld to cover taxes, if any, through September 30, 2025. The amount and timing of sales, if any, pursuant to the December 2024 Trading Plan will be determined based on the terms of the December 2024 Trading Plan, market conditions, share price and other factors.

This description of the December 2024 Trading Plan does not purport to be complete and is qualified in its entirety by the text of the December 2024 Trading Plan, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Acquisition of Class A Common Stock Within 60 Days

The Reporting Person acquired beneficial ownership of 23,739 shares and 23,488 shares of Class A Common Stock underlying RSUs and stock options, respectively, held by the Reporting Person that will vest within 60 days from the date hereof, subject to applicable service requirements and any withholding events.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed to beneficially own 1,083,162 shares of Class A Common Stock, which consists of (i) 163,467 shares of Class A Common Stock held of record by the Reporting Person, (ii) 421,600 shares of Class A Common Stock underlying stock options that are exercisable or will become exercisable within 60 days of the date hereof, (iii) 474,356 shares of Class A Common Stock underlying Class B Units that are currently convertible on a one-to-one basis and (iv) 23,739 RSUs that will vest within the next 60 days.

Based upon 15,846,372 shares of Class A Common Stock outstanding as of May 2, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2025, the Reporting Person may be deemed to beneficially own 6.46% of the Class A Common Stock. The ownership information assumes (i) the redemption of the Class B Units indirectly held by the Reporting Person for shares of the Issuer's Class A Common Stock on a one-to-one basis, (ii) the exercise of stock options held of record by the Reporting Person that are currently exercisable or will become exercisable within 60 days of the date hereof and (iii) the vesting of RSUs within 60 days of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or direct the vote: 1,083,162

Shared power to vote: 0

Sole power to dispose or direct the disposition of: 1,083,162

Shared power to dispose or direct the disposition of: 0
Transactions in the class effected during the past sixty days: Since the filing of Amendment No. 1 on December 6, 2024, the Reporting Person disposed of an aggregate of 28,568 shares of Class A Common Stock in a series of open-market transactions pursuant to the 10b5-1 Trading Plan entered into on May 9, 2024. Details by date, listing the number of shares of Class A Common Stock disposed of, the weighted average price per share and the price range, are provided in Annex A. The Reporting Person undertakes to provide, upon request by the staff of the SEC or the Issuer, full information regarding the number of shares sold at each separate price for each transaction.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the December 2024 Trading Plan and is incorporated herein by reference. A copy of the December 2024 Trading Plan is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: 10b5-1 Trading Plan, dated December 11, 2024.

## Signatures
- Larry Madden: /s/ Larry Madden, Larry Madden (05/15/2025)